SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549
(202) 942-2940
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to .
Commission file number: 1-7221
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MOTOROLA 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, IL 60196

Financial Statements, Signatures and Exhibits
The following financial statements, signatures and exhibits are part of this report.

(a) Financial Statements

Reports of Independent Registered Public Accounting Firms	1

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Schedule H Line 4(i) — Schedule of Assets (Held at End of Year)	16

(b) Signatures	21

(c) Exhibits

Exhibit 23.1 — Consent of Crowe Chizek and Company LLC	22

Exhibit 23.2 — Consent of KPMG LLP	23

MOTOROLA, INC. 401(k) PLAN
Schaumburg, Illinois
FINANCIAL STATEMENTS
December 31, 2007 and 2006

MOTOROLA, INC. 401(K) PLAN
Schaumburg, Illinois
FINANCIAL STATEMENTS
December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Motorola, Inc.
      401(k) Plan Committee
Schaumburg, Illinois
We have audited the accompanying statement of net assets available for benefits of the Motorola, Inc. 401(k) Plan (“the Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.
/s/ Crowe Chizek and Company LLC
Oak Brook, Illinois
June 24, 2008

Report of Independent Registered Public Accounting Firm
Motorola, Inc. 401(k) Plan Committee:
We have audited the accompanying statement of net assets available for benefits of the Motorola, Inc. 401(k) Plan as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Motorola, Inc. 401(k) Plan as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Phoenix, Arizona
June 28, 2007

MOTOROLA, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006
(In thousands)

	2007	2006
Assets:
Investments at fair value:
U.S. Government and agencies securities	$37,673	$87,805
Short term and other investments	1,691	—
Corporate bonds and debentures	116,538	127,509
Motorola, Inc. common stock	383,338	598,379
Investments in common/collective trusts	5,339,805	3,177,498
Plan interest in master trusts	—	1,898,443
Investments under securities lending agreements (Note 6)	58,978	—
Collateral for loaned securities (Note 6)	236	—
Participant loans	56,317	56,822

Total investments	5,994,576	5,946,456
Cash collateral for loaned securities (Note 6)	59,931	—

Receivables:
Employer contributions	5,113	8,467
Employee contributions	169	5,193
Pending trade sales	2,916	3,108
Interest receivable	3,014	2,828
Dividends receivable	1,203	1,474

Total receivables	12,415	21,070

Total assets	6,066,922	5,967,526
Liabilities:
Pending trade purchases	1,040	—
Obligations for collateral received for investments under securities lending (Note 6)	60,167	—
Other	570	538

Total liabilities	61,777	538

Net assets available for benefits	$6,005,145	$5,966,988

See accompanying notes to financial statements.

MOTOROLA, INC. 401(k) PLAN
Statement of Changes Net Assets Available for Benefits
Year ended December 31, 2007
(In thousands)

Investment income:
Net appreciation in fair value of investments	$113,088
Interest	28,405
Dividends	5,049
Plan interest in investment income of master trusts	91,282

Total investment income	237,824
Contributions:
Participants	243,821
Employer	80,293
Rollover	12,825

Total contributions	336,939

Total additions	574,763
Deductions from net assets attributed to:
Benefits paid to participants	552,778
Administrative and other expenses	8,862

Total deductions	561,640

Net increase before transfers	13,123
Transfer in of assets relating to plan mergers (Note 8)	25,034

Net increase (decrease)	38,157
Net assets available for benefits:
Beginning of year	5,966,988

End of year	$6,005,145

See accompanying notes to financial statements.

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of Plan

The following description of the Motorola, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was formerly known as the Motorola, Inc. 401(k) Profit Sharing Plan, but was renamed effective January 1, 2006.
(a)	General

The Plan is a defined contribution plan sponsored by Motorola, Inc. and certain subsidiaries (the Company) covering substantially all domestic employees. Employees become eligible to contribute to the Plan immediately upon employment. Participants are eligible to receive Company contributions to their account on the first of the month following their first (or a subsequent) employment anniversary, after they have completed an anniversary year in which they worked at least 1,000 hours.

Effective October 1, 2002, the Plan was amended to convert a portion of the Plan to a stock bonus plan and non-leveraged employee stock ownership plan (ESOP). The ESOP portion of the Plan is designed to invest primarily in shares of the Company’s common stock. The ESOP portion of the Plan is participant directed. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. Dividends paid on the Company’s common stock are allocated to the participant’s account and reinvested in Company common stock or paid directly to the participant at the election of the participant. Pass-through dividends amounted to $61,000 in 2007.
(b)	Contributions

Participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (IRC). The annual deferral limit as set by the IRC was $15,500 in 2007. The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $5,000 in 2007.

The Company makes matching contributions to participants equal to $0.50 for each dollar of participant deferrals up to 6% of pre-tax compensation, not to exceed 3% of pre-tax compensation for the period.

Effective January 1, 2005, the Company froze its defined benefit pension plan (Pension Plan) to new participants. As a result of freezing the Pension Plan, new employees of the Company will not be eligible to participate in the Pension Plan, and will be designated as non-pension eligible. Non-pension eligible participants will receive a matching contribution equal to $1.00 for each dollar of participant deferrals up to 3%, and $0.50 for each dollar of participant deferrals between 3% and 5%. There is no change for pension-eligible participants.
(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(c)	Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals, and allocations of Company matching contributions, plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d)	Vesting

Participants are fully vested in their elective deferrals and related earnings at all times. A participant will be 100% vested in employer contributions and earnings thereon after they have completed an anniversary year. However, the participant becomes 100% vested in their account balances upon reaching normal retirement age, total and permanent disability, death, or Plan termination.

Participants who terminated employment prior to July 1, 2000, but chose to leave their account balances in the Plan are subject to forfeit the unvested portion of employer contributions upon the earlier of their withdrawal from the Plan, or the five year anniversary of their employment termination. Terminated employees who have left their account balances in the Plan and are rehired by the Plan Sponsor within five years are not subject to forfeiture of their unvested employer contributions. The portion of employer contributions not vested upon termination of employment is forfeited and is used to offset Company contributions. For the year ended December 31, 2007, all forfeiture amounts of $302,000 were used to offset Company contributions.
(e)	Benefits

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares of Motorola stock or cash, (b) annual distributions from the Plan (available only to retiring participants) or combinations thereof. Participants hired after January 1, 1996 may not elect the Annuity or Annual Distribution options. Partial distributions (with a minimum of $5,000) are made available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70 (although this requirement applies to beneficiaries). Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, post-tax, and rollover contributions. Hardship withdrawal of rollover contributions is permitted. Participants who terminate employment with the Company for any reason, and have a vested account balance of $1,000 or less will have their account balance distributed in the form of a lump-sum distribution.

Participants who have attained the age of 70-1/2 and who are an employee of the Company may withdraw all or any portion of his/her account subject to IRS minimum distribution requirements. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Participants who are employees of the Company and who have made a rollover transfer into the Plan may withdraw all or any portion of their rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.
(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable interest rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the plan administrator determines the interest rate is not reasonable. Prior to July 16, 2003, interest rates included a 0.3% loan insurance fee. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged for loans.

(g)	Plan Termination

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principals generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Effect of Newly Issued But Not Yet Effective Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Market Measurements. The Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.
(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.
(d)	Investment Valuation and Income Recognition

Investments in common stock, corporate debt instruments and government securities are stated at fair value as determined by quoted market prices in an active market. Investments in common/collection trust funds are stated at estimated fair values, based upon the reported per unit net asset values of the funds, which reflect fair values of the underlying assets of the funds. Unit values are determined by the bank sponsoring such funds by dividing the funds’ net assets at fair value by its units outstanding at the valuation dates. The fair value of the Plan’s interest in the master trusts at December 31, 2006, is based on the beginning of year value of the Plan’s interest in the trusts plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Loans to participants are valued at their outstanding balances, which approximates fair value.

The resulting increase or decrease in investment values is recorded as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

The purchases and sales of securities are recorded on a trade-date basis. Realized gains or losses on the sale of securities are based on average cost of securities. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Administrative and Other Expenses

The expenses necessary to administer the Plan are paid out of Plan assets. Certain plan related expenses may be paid by the Company at its discretion.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Risk and Uncertainties

The Plan invests in various investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.
(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(3)	Party-in-Interest Transactions

Certain Plan assets are invested in participant loans or investments managed by The Northern Trust Company, the custodian and trustee of the Plan, therefore, these transactions qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under section 408(b) of the ERISA regulations. The Plan paid certain administrative fees to the trustee, third-party administrator, and various investment managers which qualify as party-in-interest transactions.

At December 31, 2007 and 2006, the Plan had $383,338,516 and $598,378,898, respectively, invested in Company stock through a unitized investment fund managed by the trustee. The Plan held 23,898,910 and 29,104,032 shares of Company stock as of December 31, 2007 and 2006, respectively. The Plan also received dividend income on Company stock of $5,048,541 for 2007.
(4)	Investments

At December 31, 2007, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

Northern Trust Common Collective Funds:
S&P 500 Equity Index Fund	$2,035,103
S&P Midcap 400 Equity Index Fund	671,089
EAFE Index Fund	1,018,360
Collective Daily Aggregate Bond Fund	1,033,089

Motorola, Inc. Common Stock	383,338
At December 31, 2006, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

Northern Trust Common Collective Funds:
S&P 500 Equity Index Fund	$1,160,459
S&P Midcap 400 Equity Index Fund	583,772
Russell 2000 Equity Index Fund	333,731
EAFE Index Fund	632,292

Motorola, Inc. Common Stock	598,379

Motorola Master Trust Investments:
Bond Pool	722,940
Stock Pool	1,175,503
(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
During 2007, the Plan’s investments held out side of the master trusts (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

U.S. Government and agencies securities	$1,787
Corporate bonds and debentures	7,071
Motorola, Inc. common stock	(61,524)
Short-term and other investments	61,031
Investments in common/collective trusts	104,723

Net appreciation in fair value of investments	$113,088

(5)	Interest in Master Trusts

The master trusts were established on May 1, 2000 for the commingling of certain assets for investment of the 401(k) Plan and Motorola Pension Plan. Certain of the Plans’ investments were held in two master trust accounts at Northern Trust, referred to as the Equity Fund and Fixed Income Fund. Investment income and expenses are allocated to the Plan based upon its pro-rata share in the net assets of each master trust.

Based on the Company’s decision to revise the investment strategy for the 401(k) and Pension Trusts, all of the units of the Equity Fund and Fixed Income Fund master trusts held by the 401(k) Plan were sold on June 29, 2007 (trade date). The proceeds of the sales were then invested in other investments on July 2, 2007 (settlement date).
(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
The fair value of the investments for the master trusts and the Plan’s interest in the master trusts at December 31, 2006 is summarized as follows (in thousands):

Bond Pool Investments (Fixed Income Fund Master Trust):
Investments at fair value:
U.S. Government and agencies securities	$736,569
Common Stock	205
Corporate bonds and debentures	792,104
Investments in common/collective trusts	329,007
Short-term and other investments	27,733
Cash — under securities lending agreements	302,643
U.S. Government securities — under securities lending agreements	22,269

2,210,530
Receivables:
Pending trade sales and income receivable	16,672
Liabilities:
Pending trade purchases and other liabilities	(107,900)
Corporate bonds and debentures — under securities lending agreements	(96,347)
U.S. Government and agencies securities — under securities lending agreements	(228,565)

Net bond pool investments in master trust	1,794,390
Percentage allocated to the Plan — bond pool investments	40.289%

Net Plan interest in master trust — bond pool investments	722,940

Stock Pool Investments (Equity Fund Master Trust):
Investments at fair value:
Common and preferred stock	2,540,446
Investments in common/collective trusts	2,025,826
Short-term and other investments	26,692
Cash — under securities lending agreements	212,959
U.S. Government Securities-under securities lending securities lending agreement	4,076

4,809,999
Receivables:
Pending trade sales and income receivable	35,025
Liabilities:
Pending trade purchases and other liabilities	(40,206)
Common stocks — under securities lending agreements	(217,035)

Net stock pool investments in master trust	4,587,783
Percentage allocated to the Plan — stock pool investments	25.622%

Net Plan interest in master trust — stock pool investments	1,175,503

(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
The net investment gain (loss) of the master trusts for the period January 1, 2007 through June 29, 2007 is summarized as follows (in thousands):

Net investment gain:
Bond pool investments (Fixed Income Fund master trust):
Net appreciation (depreciation) in fair value of investments:
U.S. Government and agencies securities	$(14,382)
Corporate bonds and debentures	(15,517)
Corporate Stock Common	177
Corporate Stock Preferred	(1)
Investments in common/collective trusts	9,116
Short-term and other investments	(635)

(21,242)
Interest and dividends	38,445

17,203
Administrative expenses	(1,149)

Total investment income — Fixed Income Fund	16,054

Stock pool investments (Equity Fund master trust):
Net appreciation (depreciation) in fair value of investments:
Common and preferred stock	160,719
Investments in common/collective trusts	156,678
Investments in registered investment companies	(1)
Short-term and other investments	(2,227)

315,169
Interest and dividends	30,842

346,011
Administrative expenses	(4,443)

Total investment income — Equity Fund	341,568
(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(6)	Securities Lending

The master trusts (through June 29, 2007) and the Plan (after June 29, 2007) entered into securities lending transactions with broker/dealers for which fees are paid to the master trust or the Plan. The securities are required to be 100% collateralized by cash, U.S. Government securities, or irrevocable bank letters of credit. The transferee may sell or re-pledge the securities loaned. Fees earned on securities lending activity are included in interest income. Either party may terminate the lending agreement at any time and the collateral shall be used for any failure to deliver borrowed securities.

Fair value of securities loaned by type of investment and corresponding collateral that pertain to the Plan’s assets at December 31, 2007 were as follows (in thousands):

	Securities	Collateralized by
	under		Corporate and
	lending		Government
	agreements	Cash	Bonds and Notes
U.S. Government and agency securities	$52,922	53,724	236
Corporate bonds and debentures	6,056	6,207	—

Total securities lending in Plan	$58,978	59,931	236

Fair value of securities loaned by type of investment and corresponding collateral that pertain to the Plan’s interest in assets of the master trusts at December 31, 2006 were as follows (in thousands):

	Securities	Collateralized by
	under		Corporate and
	lending		Government
	agreements	Cash	Bonds and Notes
Bond pool investments	$324,912	302,643	30,347
Stock pool investments	217,035	212,959	12,218

Total securities lending in Master Trusts	$541,947	515,602	42,565

(7)	Federal Income Taxes

The Plan has received a favorable determination letter dated November 21, 2002 from the Internal Revenue Service regarding the Plan’s Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(8)	Transfer of Assets Relating to Acquisitions

The following net assets were transferred into the Plan during the plan year ended December 31, 2007 as a result of Company acquisitions (in thousands):

		Amount
Effective date	Acquisition	transferred in

April 5,2007	Tesh	$10,944
May 7, 2007	Netopia, Inc.	13,462
July 13, 2007	Ting	628

Total transferred in		$25,034

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available per the financial statements to the Form 5500 (in thousands):

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$6,005,145	5,966,988
Amounts allocated to withdrawing participants at December 31, 2006	—	(2,219)

Net assets per the Form 5500	$6,005,145	5,964,769

(Continued)

MOTOROLA, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(10)	Legal Matters

In the ordinary course of business, Motorola is a defendant on behalf of the Plan in various lawsuits, including actions filed by former participants. The Plan Sponsor believes these legal proceedings will not have a material adverse effect on the Plan or the financial results of the Plan.
(11)	Subsequent Events

On January 1, 2007, Motorola acquired Symbol Technologies Inc. of Holtsville, New York. This acquisition encompassed approximately 2,500 U.S. employees. The Symbol Technology Associate Retirement Trust merged with the Plan in January 2008. Assets attributable to this merger were approximately $241,387,000 (unaudited).

On March 26, 2008, Motorola announced that it would split itself into two publicly traded companies. As of June 23, 2008 it is still uncertain as to when the split will occur or how it will impact the Plan.

Motorola, Inc. 401(k) Plan
Form 5500 Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007
Name of Plan Sponsor: Motorola, Inc.
Employer Identification Number: 36-1115800
Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Inerest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

		Short Term and Other Investments

	ROYAL BANK	ROYAL BK CDA N Y BRH INSTL CTF DEP PROGRMTN DTD 01-01-1940 5.29 02-02-2009	**	1,691

		Total Short Term and Other Investments		1,691

		US Government Securities
	FEDERAL HOME LN BKS	FEDERAL HOME LN BKS SER 00-0582 CLASS-H 4.75 DUE 10-25-2010/10-25-2005 REG	**	564
	FEDERAL HOME LN BKS	FEDERAL HOME LN BKS SER 6T-9009 CL 1 3.84% DUE 11-25-2009/05-25-2008 REG	**	1,389
	FEDERAL HOME LN BKS	FEDERAL HOME LN MTG CORP POOL #A2-5411 6% 08-01-2034 BEO	**	951
	FEDERAL HOME LN BKS	FEDERAL HOME LN MTG CORP POOL #A4-7403 5% 10-01-2035 BEO	**	2,179
	FEDERAL HOME LN BKS	FEDERAL HOME LN MTG CORP POOL #G0-2004 6.5% 12-01-2035 BEO	**	768
	FEDERAL HOME LN BKS	FEDERAL HOME LN MTG CORP POOL #G1-2215 5.5% 07-01-2021 BEO	**	818
	FFCB	FFCB DTD 04/13/2007 4.875 04-13-2009	**	1,267
	FHLB	FHLB 5.125 08-08-2008	**	3,104
	FHLB	FHLB BD 3.73 01-04-2008/01-04-2006	**	550
	FHLB	FHLB BD 3.75 08-18-2009	**	1,805
	FHLB	FHLB BD 5.25 06-11-2010	**	623
	FHLB	FHLB PREASSIGN 00893 5 10-02-2009	**	768
	FHLB	FHLB TRANCHE # TR 00409 4.75 12-10-2010	**	1,030
	FHLMC	FHLMC DEB DTD 11/18/2005 4.625 12-19-2008	**	1,739
	FHLMC	FHLMC FHLMC AGY NOTE 3.375 04-15-2009	**	3,691
	FHLMC	FHLMC GOLD C00632 7 07-01-2028	**	37
	FHLMC	FHLMC GOLD C00647 6.5 09-01-2028	**	65
	FHLMC	FHLMC MULTICLASS PREASSIGN 00416 6 11-15-2027	**	694
	FHLMC	FHLMC MULTICLASS SER 1751 CL PK 8.0 MTG PARTN CTF DUE 09-15-2024 REG	**	532
	FHLMC	FHLMC MULTICLASS SER 2596 CL J 5 01-15-2017	**	401
	FHLMC	FHLMC MULTICLASS SER 2672 CL HA 4 09-15-2016	**	576
	FHLMC	FHLMC MULTICLASS SER 2706 CL EM 4.5 09-15-2020	**	693
	FHLMC	FHLMC MULTICLASS SER 2841 CL PX 5.5 11-15-2027	**	400
	FHLMC	FHLMC MULTICLASS SER 2841 CL PX 5.5 11-15-2027	**	616
	FHLMC	FHLMC MULTICLASS SER 2938 CL WA 5 05-15-2026	**	584
	FHLMC	FHLMC MULTICLASS SER 3211 CL KD 5.5 08-15-2028	**	698
	FHLMC	FHLMC NT 4.75 01-18-2011	**	1,548
	FHLMC	FHLMC NT 6.875 09-15-2010	**	1,623
	FNMA	FNMA MTN 4.625 12-15-2009	**	1,836
	FNMA	FNMA NT 3.25 08-15-2008	**	373
	FNMA	FNMA NT 5 10-15-2011	**	938
	FNMA	FNMA POOL #555592 5.5% 07-01-2033 BEO	**	1,196
	FNMA	FNMA POOL #649654 7% DUE 07-01-2032 REG	**	63
	FNMA	FNMA POOL #681377 5% DUE 01-01-2018 REG	**	1,436
	FNMA	FNMA POOL #721552 4.58% 07-01-2033 BEO	**	432
	FNMA	FNMA POOL #794807 6.503% 10-01-2034 BEO	**	227
	FNMA	FNMA POOL #799811 4.145% 11-01-2034 BEO	**	450
	FNMA	FNMA POOL #920776 ADJ RT DUE 03-01-2034 REG	**	290
	FNMA	FNMA PREASSIGN 00635 5% DUE 09-15-2008 REG	**	3,825
	FNMA	FNMA PREASSIGN 00638 5.5 11-25-2031	**	614
	FNMA	FNMA REMIC SER 2002-57 CL-JD 6 01-25-2031	**	390
	FNMA	FNMA REMIC SER 2005-38 CL DN 5 12-25-2017	**	398
	FNMA	FNMA REMIC TR 2005-36 CL-BA 4.5 10-25-2026	**	569
	GNMA	GNMA 2003-036 REMIC TR CL C 4.254 02-16-2031	**	802
	GNMA	GNMA 2006-006 REMIC PASSTHRU CL A 4.04500007629 10-16-2023	**	287
	GNMA	GNMA 2006-008 REMIC PASSTHRU CTF CL A 3.942 08-16-2025	**	755
	GNMA	GNMA 2006-009 REMIC PASSTHRU CTF CL A 4.201 08-16-2026	**	992
	GNMA	GNMA 2006-019 REMIC PASSTHRU CTF CL A 3.38700008392 06-16-2030	**	645
	GNMA	GNMA 2006-032 REMIC PASS THRU CTF CL A 5.07899999619 01-16-2030	**	502
	GNMA	GNMA POOL #780677 8% DUE 11-15-2017 REG	**	145
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS DTD 00124 4.875%DUE 04-30-2011 REG	**	2,307
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS DTD 00160 4.5% DUE 05-15-2010 REG	**	5,513
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS DTD 00167 4.625%DUE 07-31-2009 BEO	**	6,150
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS DTD 00172 4% DUE 09-30-2009 REG	**	2,357
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS DTD 00175 3.875%DUE 10-31-2012 REG	**	209
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS T-NOTE 4.375 DUE 12-15-2010 REG	**	2,195
	UNITED STATES GOVERNMENT	US TREAS NTS 4.5 DUE 02-15-2009 REG	**	4,906
	UNITED STATES GOVERNMENT	US TREAS NTS DTD 00151 4.75 DUE 02-15-2010 REG	**	9,047
	UNITED STATES GOVERNMENT	US TREAS NTS DTD 00151 4.75 DUE 02-15-2010 REG	**	4,950
	UNITED STATES GOVERNMENT	US TSY 4.125 15AUG10	**	862
	UNITED STATES GOVERNMENT	UTD STATES TREAS NTS 3.75 NTS 15/05/2008USD1000 3.75 DUE 05-15-2008 REG	**	5,221

		Total US Government Securities	**	90,595

Motorola, Inc. 401(k) Plan
Form 5500 Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007
Name of Plan Sponsor: Motorola, Inc.
Employer Identification Number: 36-1115800
Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Inerest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

		Corporate Debt Instruments
	1ST UNION CORP	1ST UN CORP SUB NT DTD 10/22/1993 6 DUE 10-30-2008 REG	**	202
	5TH 3RD BANK	5TH 3RD BK CIN OH MEDIUM TE TRANCHE # SR00014 4.2 DUE 02-23-2010 BEO	**	496
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR 2006-R-M CL A2 5.42% DUE 08-06-2011 REG	**	685
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR 205.43 DUE 11-08-2010 REG	**	1,102
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR 20NT CL A-3 5.19 DUE 11-07-2011 REG	**	852
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR 20NT CL A3 5.53 DUE 01-06-2014 REG	**	611
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR SER 2005-AX CL A-4 10-06-2011 REG	**	1,094
	AMERICREDIT	AMERICREDIT PRIME AUTOMOBILE RECEIVABLESBKD NT A-3-A 5.04 DUE 06-08-2012 REG	**	1,131
	AMERIQUEST MORTGAGE	AMERIQUEST MTG SECS INC 2004-FR1 AST BKDCTF CL A-5 4.455 DUE 05-25-2034 REG	**	950
	AMERITECH	AMERITECH CAP FDG CORP 6.15 DUE 01-15-2008 REG	**	250
	AMERICAN EXPRESS	AMERN EXPRESS CR CORP MEDIUM TERM NTS TRANCHE # TR 00047 5 DUE 12-02-2010 BEO	**	708
	AMERICAN GENERAL FINANCE CORP	AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00390 4.625 DUE 09-01-2010	**	471
	BAY VIEW	BAY VIEW 2005-3 OWNER TR 2005-3 CL A-4 5.01% DUE 06-25-2014 REG	**	700
	BEARS STEARNS	BEAR STEARNS COS INC 7.625 DUE 12-07-2009 BEO	**	514
	BELLSOUTH	BELLSOUTH CAP FDG CORP 7.75 DUE 02-15-2010 BEO	**	436
	BERKSHIRE	BERKSHIRE HATHAWAY FIN CORP SR NT 3.375%DUE 10-15-2008 REG	**	991
	BSCH ISSUANCES LTD	BSCH ISSUANCES LTD SUB NT DTD 09/14/20007.625% DUE 09-14-2010 BEO	**	1,199
	CAPTIAL ONE	CAP 1 BK MEDIUM TERM SR BK NTS BOOK ENTRY NT 5 DUE 06-15-2009 REG	**	248
	CAPITAL ONE	CAP 1 PRIME AUTO RECEIVABLES TR 2006-2 CL A-4 4.94000005722 DUE 07-15-2012 REG	**	735
	CPITAL ONE	CAPITAL ONE AUTO FIN TR 2006-A NT CL A-35.33% DUE 11-15-2010 REG	**	738
	CAPITAL ONE	CAPITAL ONE MASTER TR SER 1998-1 ASSET BACKED CTF CL B 6.356 DUE 06-15-2011 REG	**	1,007
	CAPITAL ONE	CAPITAL ONE MULTI-ASSET EXECUTION TR SER2003-C4 CL C4 3.65% DUE 07-15-2011 REG	**	994
	CARMAX AUTO OWNER	CARMAX AUTO OWNER SER 2006-2 CL A-3 5.15 DUE 02-15-2011 BEO	**	1,003
	CATERPILLAR FINANCIAL STERVICES CORP	CATERPILLAR FINL SVCS CORP CATERPILLAR FINL SERVICESCORP SR NT 2.7 7-15-08 BEO	**	642
	CENTEX HOME EQUITY LOAN	CENTEX HOME EQUITY LN TR 200 SEN_FIX_CAP04/25/ 10-25-2035 BEO	**	729
	CENTEX HOME EQUITY LOAN	CENTEX HOME EQUITY LN TR 2005-D ASSET BKD CTF CL AV-2 07-25-2035 REG	**	173
	CHASE	CHASE CR CARD OWNER TR 2003-2 ASSET BKD NT CL A FLTG RATE 07-15-2010 BEO	**	500
	CHASE	CHASE ISSUANCE TR 4.96000003815% DUE 09-17-2012 BEO	**	991
	CHASE	CHASE ISSUANCE TR SER 2005-A4 CL A4 4.23000001907% DUE 01-15-2013 BEO	**	1,001
	CHEVRONTEXACO	CHEVRONTEXACO CAP CO CHEVRONTEXACO CP 3.375 DUE 02-15-2008/02-14-2008 BEO	**	250
	CITI GROUP	CIT EQUIP COLL TR SER 2006-VT1 CL A-4 5.16% DUE 02-20-2013 BEO	**	755
	CITI GROUP	CIT GROUP INC NEW SR NT 4.125% DUE 11-03-2009	**	627
	CITI GROUP	CITIBANK CR CARD ISSUANCE TR CCCIT 2006 A5 5.3 DUE 05-20-2011 BEO	**	984
	CL	CL C 3.21% DUE 05-17-2012 REG	**	229
	CMO FIRST UNION NATIONAL BANK	CMO 1ST UN NATL BK COML MTG TR 2002-C1 MTG PASSTHRU CTF CL A-1 0 08-12-2010 BEO	**	1,098
	CMO FIRST UNION NATIONAL BANK	CMO 2005-AR12 1-A8 VAR 4.83263% DUE 10-25-2035 REG	**	1,052
	CMO BAYVIEW FINANCIAL MORTGAGE	CMO BAYVIEW FINL MTG PASS-THROUGH TR 2006-C CL 1-A1 FLT RT DUE 11-28-2036 BEO	**	296
	CMO BEAR STEARNS	CMO BEAR STEARNS ALT-A TR 2004-9 MTG PASSTHRU CTF CL VI-A-1 09-25-2034 REG	**	209
	CMO BEAR STEARNS	CMO BEAR STEARNS ARM TR 2006-4 CL II-A-1FLT RT DUE 10-25-2036 BEO	**	448
	CMO BASS MORTGAGE	CMO C-BASS MTG LN TR 2007-CB2 CBASS 2007-CB2 A2A 2/25/37 DUE 02-25-2037 BEO	**	581
	CMO CHASE MORTGAGE	CMO CHASE MTG FIN TR SER 2005-A1 CL 3A1 FLT RT DUE 12-25-2035 REG	**	232
	CMO CHL MORTGAGE	CMO CHL MTG PASS-THRU TR 2007-HY1 DUE 04-25-2037 REG	**	356
	CMO CITIGROUP	CMO CITIGROUP MTG LN TR 2006-AR1 MTG BKDNT CL I-A1 DUE 10-25-2035 REG	**	486
	CMO CITIGROUP	CMO CITIGROUP MTG LN TR 2007-AR8 MTG PASS THRU CTF 2-A1A DUE 07-25-2037 REG	**	808
	CMO CITIGROUP	CMO CITIGROUP MTG LN TR DUE 03-25-2034 REG	**	312
	CMO CL	CMO CL 1-A1 5.62279% DUE 12-25-2036 REG	**	458
	CMO CWMBS INC.	CMO CWMBS INC 2003-56 MTG PASSTHRU CTF CL 3-A-6 4.49% DUE 12-25-2033 REG	**	672
	CMO CWMBS INC.	CMO CWMBS INC 2003-J11 MTG PASSTHRU CTF CL 1-A-5 5.25 DUE 10-25-2033 REG	**	438
	CMO CWMBS INC.	CMO CWMBS INC 2005-HYB10 MTG PASSTHRU CTF CL 5-A-1 DUE 02-20-2036 REG	**	361
	CMO CWMBS INC.	CMO CWMBS INC 2005-HYB6 MTG PASSTHRU CTFCL 1-A-1 DUE 10-20-2035 REG	**	474
	CMO FHASI MORTGAGE	CMO FHASI MTG PASSTHRU TR 07-A SEC CMO 07 AR1 1A1 00.000%MAR25 37 052537 BEO	**	464
	CMO GMAC COMMERICAL MORTGAGE	CMO GMAC COML MTG SEC INC MTG PASS THRU CTF 1999-C1 CL A-2 6.175 DUE 05-15-2033	**	468
	CMO GMAC COMMERICAL MORTGAGE	CMO GMAC COML MTG SEC INC MTG PASSTHRU CTF SER 99-C2 CL A-2 6.945 9-15-33 BEO	**	605
	CMO GMAC COMMERICAL MORTGAGE	CMO GMAC COML MTG SEC INC SER 1998-C2 CLASS-A2 6.42 DUE 05-15-2035 BEO	**	416
	CMO GRANITE MASTER	CMO GRANITE MASTER ISSUER PLC 2006-2 NT CL A1 DUE 04-20-2031 REG	**	137
	CMO GS MORTGAGE	CMO GS MTG SECS CORP 2004-7 MTG PASSTHRUCTF CL 1A2 DUE 06-25-2034 REG	**	234
	CMO GSR MORTGAGE	CMO GSR MTG LN TR 2007 AR1 MTG PASSTHRU CTF CL 2A1 DUE 03-25-2037 REG	**	580
	CMO GSR MORTGAGE	CMO GSR MTG LN TR 2007-AR2 5.495% MTG BDS 25/05/37 1000 DUE 05-25-2037 BEO	**	520
	CMO HARBORVIEW MORTGAGE	CMO HARBORVIEW MTG LN TR 2005-4 MTG PASSTHRU CTF CL 3-A1 DUE 07-19-2035 REG	**	390
	CMO INDYMACK	CMO INDYMAC INDA MTG LN TR SER 2006-AR3 CL 1A1 DUE 12-25-2036 REG	**	374
	CMO JP MORGAN CHASE	CMO J P MORGAN CHASE COML MTG SECS TR 2007-C 5.538 DUE 02-12-2049 REG	**	938
	CMO JP MORGAN CHASE	CMO J P MORGAN CHASE COML MTG SECS TR 2007-L CL A-1 5.651 DUE 07-15-2045 REG	**	664
	CMO JP MORGAN CHASE	CMO J P MORGAN MTG TR 2005-A5 MTG PASSTHRU CTF CL 2-A-2 DUE 08-25-2035 REG	**	514
	CMO JP MORGAN CHASE	CMO J P MORGAN MTG TR 2005-A8 MTG PASSTHRU CTF CL 2-A-7 DUE 11-25-2035 REG	**	511
	CMO JP MORGAN CHASE	CMO J P MORGAN MTG TR 2007-A1 CL 6-A-1 4.77715% DUE 07-25-2035 BEO	**	307
	CMO LB-UBS COMMERCIAL MORTGAGE	CMO LB-UBS COML MTG TR 2000-C5 COML MTG PASSTHRU CTF CL A-2 6.51 DUE 12-15-2026	**	627
	CMO MASTER ALTERNATIVE	CMO MASTR ALTERNATIVE LN TR 2004-3 CL 8-A-1 7% DUE 04-25-2034 REG	**	61
	CMO MORGAN STANLEY	CMO MORGAN STANLEY CAP TR I 2007-HQ11 5.359 DUE 02-12-2044 REG	**	602
	CMO MORGAN STANLEY	CMO MORGAN STANLEY MTG LN TR 2006-8AR CL5-A-2 5.43894481659 DUE 06-25-2036 REG	**	574
	CMO POPULAR ABS INC.	CMO POPULAR ABS INC 2005-3 CL AF-3 4.43699979782% DUE 07-25-2035 REG	**	1,061

Motorola, Inc. 401(k) Plan
Form 5500 Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007
Name of Plan Sponsor: Motorola, Inc.
Employer Identification Number: 36-1115800
Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Inerest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

	CMO RESDENTIAL ACCREDIT	CMO RESDNTL ACCREDIT LNS INC MTG PASS TH2004-QS11 CL A-3 5.5 08-25-2034 REG	**	349
	CMO RESDENTIAL AST	CMO RESDNTL AST MTG PRODS INC 2004-SL4 CL A-IV 7 DUE 06-25-2032 REG	**	475
	CMO RFMSI SERVICES	CMO RFMSI SER 2007-SA1 TR CL II-A-2 FLT RT DUE 02-25-2037/03-25-2008 BEO	**	445
	CMO SEQUOIA MORTGAGE	CMO SEQUOIA MTG TR 2007-1 MTG PASS THRU CTF CL 2-A1 DUE 02-20-2047 REG	**	444
	CMO SEQUOIA MORTGAGE	CMO SEQUOIA MTG TR 2007-3 CL 2A-A1 DUE 07-20-2037 BEO	**	194
	CMO TEACHERS INSURANCE & ANNUITY ASSOCIATION	CMO TEACHERS INS & ANNUITY ASSN AMER 2001-C1 CMO 144A 6.68 DUE 06-19-2031 BEO	**	999
	CMO WAMUT MORTGAGE	CMO WA MUT MTG PASS-THRU CTFS WMA CL 3-A-3 VAR RATE DUE 07-25-2036 REG	**	942
	CMO WAMUT MORTGAGE	CMO WAMU MTG PASS THRU CTFS SER 2006-AR16 CL 1-A1 VAR RATE 12-25-36 REG	**	424
	CMO WAMUT MORTGAGE	CMO WAMU MTG PASS THRU CTFS SER 2006-AR18 CL 1-A1 VAR RT 1-25-2037 BEO	**	437
	CMO WAMUT MORTGAGE	CMO WAMU MTG PASS THRU CTFS SER 2007-HY7DUE 06-25-2037 REG	**	505
	CMO WAMUT MORTGAGE	CMO WAMU MTG PASS-THRU CTF SER 2007-HY4 CL 1-A1 VAR RT DUE 04-25-2037 BEO	**	496
	CMO WAMUT MORTGAGE	CMO WAMU MTG PASS-THRU CTFS 2003-AR4 CL A-7 VAR 3.95 DUE 05-25-2033 BEO	**	302
	CMO WAMUT MORTGAGE	CMO WAMU MTG PASS-THRU CTFS 2003-S7 MTG PASSTHRU CTF CL A-1 4.5 08-25-2018 REG	**	303
	CMO WAMUT MORTGAGE	CMO WAMU MTG PASS-THRU CTFS 2005-AR16 CL1A3 0 DUE 12-25-2035 REG	**	289
	CMO WAMUT MORTGAGE	CMO WAMU MTG PASS-THRU CTFS SER 2007-HY5 CL 1-A1 DUE 5-25-37 REG	**	228
	CMO WELLS FARGO	CMO WELLS FARGO MTG BACKED SECS 2006-AR10 TR CL VA1 FLT RT 7-25-2036 REG	**	189
	CMO WELLS FARGO	CMO WELLS FARGO MTG BACKED SECS 2003-A TR DUE 02-25-2033 BEO	**	543
	CMO WELLS FARGO	CMO WELLS FARGO MTG BACKED SECS 2006-AR8CL III-A-2 VAR 5.2379 DUE 05-25-2036 REG	**	697
	CMO WELLS FARGO	CMO WELLS FARGO MTG BKD SECS 2005-AR16 TR CL III-A-1 DUE 10-25-2035 REG	**	877
	CMO WELLS FARGO	CMO WELLS FARGO MTG BKD SECS 2005-AR16 TR CL IV-A-2 DUE 10-25-2035 REG	**	364
	COCA COLA ENTERPRISES INC	COCA COLA ENTERPRISES INC NT 4.25% DUE 09-15-2010/09-14-2010 BEO	**	1,491
	CONSUMERS FDG LLC	CONSUMERS FDG LLC 2001-1 SECURITIZATION BD CL A-5 5.43% DUE 04-20-2015 BEO	**	1,277
	CR ACCEP AUDTO DEALER	CR ACCEP AUTO DEALER LN TR 2007-2 6.16 DUE 04-15-2013 BEO	**	1,451
	CREDIT SUISSE	CR SUISSE 1ST BSTN MTG SECS CORP SER 98-C1 CL A1B 6.48 MTG P-THRU CTF 5-17-08	**	397
	CWABS INC	CWABS INC 2005-1 ASSET BKD CTF CL AF-3 FLTG RATE 09-25-2031 REG	**	451
	CWHEQ HOME EQUITY	CWHEQ HOME EQTY LN TR SER 2007-S1 CWL 2007-S1 A1B 5.888 DUE 02/25/37 BEO	**	630
	JOHN DEERE	DEERE JOHN CAP CORP MEDIUM TERM NTS-BOOKTRANCHE # TR 00333 4.375 3-14-08	**	524
	JOHN DEERE	DEERE JOHN CAP CORP MEDIUM TERM NTS BOOKTRANCHE # TR 00318 3.75 01-13-09	**	594
	DEUTSCHE BANK	DEUTSCHE BK AG GLOBAL MEDIUM TERM NTS BOTRANCHE # TR 00182 5 DUE 10-12-2010	**	367
	DEUTSCHE TELEKOM INTERNATIONAL	DEUTSCHE TELEKOM INTL FIN B V NT 3.875 DUE 07-22-2008/07-22-2003 BEO	**	496
	DOMINION RES INC	DOMINION RES INC DEL SR NT SER D 5.125% DUE 12-15-2009/12-14-2009 BEO	**	505
	FORD CREDIT	FORD CR AUTO OWNER TR 2006 C NT CL A 3 5.15999984741% DUE 11-15-2010 REG	**	780
	FORD CREDIT	FORD CR FLOORPLAN MASTER OWNER TR A SERIES 2006-3 CLASS-A 06-15-2011 REG	**	738
	GE EQUIPMENT SMALL TICKET LLC	G E EQUIP SMALL TICKET LLC SER 2005-2 CLA-3 10-22-2009 BEO	**	445
	GENWORTH FINANCIAL INC	GENWORTH FINL INC SR NT 5.231 DUE 05-16-2009 REG	**	1,506
	GOLDMAN SACHS GROUP INC	GOLDMAN SACHS GROUP INC SR NT DTD 01/13/2004 3.875% DUE 01-15-2009 REG	**	990
	GREEN TREE FINANCIAL CORP	GREEN TREE FINL CORP 1995-3 MFD HSG SR/SUB PASSTHRU CL M-1 7.95 08-15-2025	**	154
	GS AUTO LOAN	GS AUTO LN TR 2006-1 NT CL A-4 5.38% DUE01-15-2014 REG	**	761
	GS AUTO LOAN	GS AUTO LN TR SER 2004-1 CL A4 2.65% DUE05-16-2011 BEO	**	149
	HARLEY-DAVIDSON MOTORCYCLE	HARLEY-DAVIDSON MOTORCYCLE TR 2006-2 CL A-1 5.36 DUE 10-15-2010 REG	**	167
	HARLEY-DAVIDSON MOTORCYCLE	HARLEY-DAVIDSON MOTORCYCLE TR 2006-3 BKD NT CL B 5.43 DUE 11-15-2014 REG	**	698
	HONDA AUTO	HONDA AUTO RECEIVABLES 2005-2 OWNER TR SER 2005-2 CL A3 3.93 DUE 01-15-2009 BEO	**	49
	HOUSEHOLD FINANCE CORP	HOUSEHOLD FIN CORP NT DTD 01/27/1994 6.45% DUE 02-01-2009 REG	**	506
	HSBC AUTOMOTIVE	HSBC AUTOMOTIVE TR 2007-1 CL A-3 5.3% DUE 11-17-2011 BEO	**	705
	HSBC HOME EQUITY	HSBC HOME EQTY LN TR USA 06-4 CLOSED-ENDASTBKD CTF A-1F 5.79 DUE 032036 REG	**	165
	HYUNDAI AUTO	HYUNDAI AUTO RECEIVABLES TR 2006-B 5.11%DUE 04-15-2011	**	950
	IMC HOME EQUITY	IMC HOME EQTY LN TR SER 1998-3 PASSTHRU CTF CL A-8 6.34 DUE 08-20-2029BEO	**	43
	JP MORGAN	J P MORGAN MTG ACQSTN TR 2007-CH1 ABS AF-1B 5.935 11-25-2036REG	**	458
	KEY CORP	KEYCORP MEDIUM TERM SR NTS BOOK ENTRY SRNT VAR RT DUE 06-02-2008	**	501
	LEHMAN BORTHERS HOLDINGS INC	LEHMAN BROTHERS HLDGS INC MEDIUM TERM NTS BOOK ENTRY MTN 3.95% DUE 11-10-2009	**	634
	LONG BEACH ACCEP AUTO	LONG BEACH ACCEP AUTO RECEIVABLES TR 2005-B CL A-3 4.406 5-15-10REG	**	209
	LONG BEACH ACCEP AUTO	LONG BEACH ACCEP AUTO RECEIVABLES TR 200NT CL A-3 5.418 DUE 12-15-2010 BEO	**	452
	M & I MARSCHALL & ILSLEY BANK	M & I MARSHALL & ILSLEY BK MILW WI MTN 3.95 DUE 08-14-2009	**	468
	MARSCHALL & ILSLEY BANK	MARSHALL & ILSLEY CORP M AND I CORP NTS 4.375% DUE 08-01-2009 BEO	**	990
	MBNA CREDIT CARD	MBNA CR CARD MASTER NT TR 2006-A1 NT CL A 4.90000009537% DUE 07-15-2011 REG	**	1,108
	MERRILL LYNCH & CO INC	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 00355 3.7 DUE 04-21-2008	**	745
	MORGAN STANLEY & CO INC	MORGAN STANLEY & CO INC SR NT DTD 05/07/2003 4.25 DUE 05-15-2010 BEO	**	650
	NATIONAL CY BANK	NATL CY BK CLEV OH MEDIUM T TRANCHE # TR00249 4.25 DUE 01-29-2010	**	750
	NAVISTAR FINANCIAL	NAVISTAR FINL 2003-B OWNER TR AST BKD NTCL A-4 3.25 DUE 10-15-2010/03-17-2008REG	**	258
	NEW CENTURY HOME EQUITY	NEW CENTY HOME EQUITY LN TR SER 2005-A CL A2 08-25-2035 REG	**	61
	OWINT MORTGAGE	OWNIT MTG LN TR SER 2006-1 CL AF-1 12-25-2036 REG	**	293
	PG&E ENERGY	PG&E ENERGY RECOVERY FDG LLC SERIES 2005-1 CLASS-A2 3.87% DUE 06-25-2011 BEO	**	408
	PNC FDG CORP	PNC FDG CORP SUB NT 7.5 DUE 11-01-2009 BEO	**	763
	PRAXAIR INC	PRAXAIR INC NT 2.75 DUE 06-15-2008/06-14-2008 BEO	**	709
	PROTECTIVE LIFE	PROTECTIVE LIFE SECD TRS SECD MEDIUM TERM NTS BOOK ENTRY MTN 4 DUE 10-07-2009	**	903
	PVTPL	PVTPL ASSET BKD CTF CL A-3 144A 5.49% DUE 04-15-2011 BEO	**	522
	PVTPL	PVTPL ASSET BKD CTF CL A-3 144A 5.49% DUE 04-15-2011 BEO	**	559
	PVTPL	PVTPL CMO DEUTSCHE MTG SECS INC 2005-WFAR13R CL 5.021 06-25-2035 BEO	**	663
	PVTPL	PVTPL CMO DMSI 2005-WFAR13R MTG PASSTHRUCTF 144A CL VAR RT DUE 06-26-2035 BEO	**	348
	PVTPL	PVTPL FONDO LATINOAMERICANO DE RESERVAS NT FLTG RATE 144A 5.7575 DUE 02-15-2011	**	726
	PVTPL	PVTPL MONUMENTAL GLOBAL FDG II SR SECD NT 144A 3.85% DUE 03-03-2008 BEO	**	399

Motorola, Inc. 401(k) Plan
Form 5500 Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007
Name of Plan Sponsor: Motorola, Inc.
Employer Identification Number: 36-1115800
Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Inerest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

	PVTPL	PVTPL TIAA GLOBAL MKTS INC MEDIUM TERM NTS TR 00003 5.125 10-10-2012 BEO	**	255
	REGIONS FINANCIAL CORP	REGIONS FINL CORP NEW BD 4.5% DUE 08-08-2008 BEO	**	742
	RENAISSANCE HOME EQUITY	RENAISSANCE HOME EQUITY LN TR 2006-3 ASTBKD NT CL AF-2 5.58 DUE 11-25-2036REG	**	358
	RENAISSANCE HOME EQUITY	RENAISSANCE HOME EQUITY LN TR 2006-4 MTGPASS THRU CTF CL AF-1 01-25-2037 REG	**	175
	RENAISSANCE HOME EQUITY	RENAISSANCE HOME EQUITY LN TR 2007-2 ASSET BACKED NT CL AF-1 06-25-2037 REG	**	638
	RESIDENTIAL AST	RESDNTL AST MTG PRODS INC SER 2004-RS4 CL A-I-4 04-25-2034/03-25-2008 BEO	**	663
	RESIDENTIAL AST	RESDNTL AST SEC CORP MTG PA 4.704 A/BKD 25/10/2031 USD1000 4.704 10-25-2031 REG	**	487
	SECURITIZED	SECURITIZED ASSET BACKED RECEIVABLES LLCTR SER 2006-CB1 CL AF1 01-25-2036 BEO	**	89
	SIMON PPTY GROUP	SIMON PPTY GROUP L P NT 4.6% DUE 06-15-2010 REG	**	497
	SR NT	SR NT SER G 5.375% DUE 10-01-2008 BEO	**	857
	TARGET CORP	TARGET CORP TARGET NEW DEAL 3.375% DUE 03-01-2008/02-28-2008 BEO	**	598
	TEXTRON INC	TEXTRON INC NT 6.375% DUE 11-15-2008 BEO	**	558
	TOYOTA AUTO	TOYOTA AUTO RECEIVABLES 2003-B OWNER TR SER 2003-B CL A4 2.79 DUE 01-15-2010 BEO	**	231
	TRIAD AUTO	TRIAD AUTO RECEIVABLES TR 2006-A ASSET BKD NT CL A-3 4.77% DUE 01-12-2011 REG	**	513
	TRIAD AUTO	TRIAD AUTOMOBILE RECEIVABLES TR 2006-B A3 5.41 DUE 08-12-2011 BEO	**	770
	TRIAD AUTO	TRIAD AUTOMOBILE RECEIVABLES TR 2007-A 5.35 DUE 03-14-2011 REG	**	550
	TRIAD AUTO	TRIAD AUTOMOBILE RECEIVABLES TRUST 2005-A CL A-4 4.22% DUE 06-12-2012 REG	**	996
	UPFC AUTO	UPFC AUTO RECEIVABLES TR 2007-A NT CL A-3 5.53000020981% DUE 07-15-2013 REG	**	610
	WELLS FARGO	WELLS FARGO FINL AUTO OWNER TR 2004-A CLA-4 2.67% DUE 08-16-2010 REG	**	618
	WELLS FARGO	WELLS FARGO MTG BACKED SECS 2006-AR10 TRMTG PASSTHRU CTF CL V-A-6 07-25-2036	**	459
	WORLD SAVINGS BANK	WORLD SVGS BK FSB OAKLAND CAL MEDIUM T SR NT 4.125 DUE 03-10-2008 REG	**	539
	AB SVENSK EXPORTKREDIT	AB SVENSK EXPORTKREDIT — SWEDISH EXPT CRTRANCHE # TR00044 4.875 01-19-2010 REG	**	1,019
	AL PWR CO	AL PWR CO SR NT SER X 3.125 DUE 05-01-2008 REG	**	248
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR 20SER 2006-BG CL A4 5.21 9-06-2013BEO	**	1,004
	CHASE MANHATTAN CORP	CHASE MANHATTAN CORP NEW 6.375 DUE 04-01-2008 REG	**	616
	CMO	CMO 2003-AR9 MTG PASSTHRU CTF CL I-B-3 VAR DUE 09-25-2033 REG	**	97
	CMO BANC AMERICA MORTGAGE	CMO BANC AMER MTG SECS INC 2004-G MTG PASSTHRU CTF CL 1-A-1 DUE 08-25-2034 REG	**	308
	CMO BEAR STEARNS	CMO BEAR STEARNS ARM TR 2006-1 MTG BKD NT CL A-1 DUE 02-25-2036 REG	**	811
	CMO CHASE MORTGAGE	CMO CHASE MTG FIN TR SER 2004-S3 CL IIA-1 5.25% DUE 03-25-2034 BEO	**	316
	CMO DEUTSCHE	CMO DEUTSCHE MTG & AST RECEIVING COML PASS CTF 98-1 CL C 6.861 DUE 06-15-31	**	478
	CMO DLJ COMMERICAL MORTGAGE CORP	CMO DLJ COML MTG CORP COML 1999-CG2 CL A-1B 7.30000019073% DUE 06-10-2032 BEO	**	681
	CMO FIRST HORIZON	CMO FIRST HORIZON MTG PASS THRU TR 2006 FA5 CL A-3 6.25% DUE 08-25-2036 REG	**	328
	CMO GMAC COMMERICAL MORTGAGE	CMO GMAC COML MTG SEC INC MTG PASSTHRU CTF SER 99-C3 CL A-1-B 7.273 DUE **INC	**	804
	CMO GMAC COMMERICAL MORTGAGE	CMO GMACM MTG LN TR 2004-J1 CL A-15 5.25% DUE 04-25-2034 REG	**	247
	CMO GNMA	CMO GNMA 2006-066 REMIC PASSTHRU CTF CL A 4.087 DUE 11-30-2046	**	680
	CMO GNMA	CMO GNMA 2006-068 REMIC PASSTHRU CTF CL A 3.88800001144% DUE 07-16-2026 REG	**	1,437
	CMO GNMA	CMO GNMA 2006-67 REMIC PASSTHRU CTF CL A3.9470000267% DUE 11-16-2030 REG	**	1,449
	CMO GNMA	CMO GNMA 2007-4 REMIC PASSTHRU CTF CL A 4.20599985123% DUE 06-16-2029 BEO	**	452
	CMO JP MORGAN	CMO J P MORGAN MTG TR 2004-S2 MTG PASSTHRU CTF CL 2-A-7 5.25 11-25-34 REG	**	370
	CMO JP MORGAN	CMO J P MORGAN MTG TR 2006-A7 MTG PASSTHRU CTF CL 2-A-2 DUE 01-25-2037 REG	**	257
	CMO MERRILL LYNCH	CMO MERRILL LYNCH MTG INVS INC 4.6312% DUE 12-25-2034 BEO	**	221
	CMO RES FDG	CMO RES FDG MTG SECS II INC 2005-HS1 HM LN NT CL A-I-1 DUE 9-25-35 REG	**	164
	CMO RESIDENTIAL	CMO RESDNTL ACCREDIT LNS INC MTG PASS TH2004-QS16 CL I-A-1 5.5 12-25-2034 REG	**	411
	CMO WELLS FARGO	CMO WELLS FARGO MTG BACKED SECS 2006-3 TR 2006-3 CL A-1 5.5 DUE 03-25-2036 REG	**	354
	CMO CAST CABLE COMMUNICATIONS INC	COMCAST CABLE COMMUNICATIONS INC NOTES 6.875% DUE 06-15-2009/06-14-2009 BEO	**	720
	COMMONWEALTH EDISON	COMWLTH EDISON CO 1ST MTG BD SER 98 6.15DUE 03-15-2012 BEO	**	88
	COUNTRYWIDE HOME	COUNTRYWIDE HOME LNS INC MEDIUM TERM NTSTRANCHE # TR 00324 4.125 9-15-2009	**	161
	CVS CORP	CVS CORP NT 4% DUE 09-15-2009/03-15-2005REG	**	343
	DAIMLERCHRYSLER N AMER HLDG CORP	DAIMLERCHRYSLER N AMER HLDG CORP MED TRANCHE # TR 00040 5.75 DUE 05-18-2009	**	527
	DISCOVER	DISCOVER FINL SVCS SR NT FLTG 144A DUE 06-11-2010 BEO	**	357
	DLJ COMMERICAL MORTGAGE	DLJ COML MTG CORP COML MTG PASSTHRU CTF 98-CG1 CL A-1B 6.41% DUE 06-10-2031 REG	**	286
	FIRST FRANKLIN MORTGAGE	FIRST FRANKLIN MTG LN TR SER 2005-FFH4 CL 2A2 FLT RT 12-25-2035 REG	**	482
	GMACCM HOME EQUITY	GMACM HOME EQUITY LN TR 2004-HE5 NT CL A-3 3.97% DUE 09-25-2034 REG	**	101
	GMACCM HOME EQUITY	GMACM HOME EQUITY LN TR 2006-HE2 CL A-1 6.30999994278% DUE 05-25-2036 REG	**	277
	GREENPOINT FINANCIAL CORP	GREENPOINT FINL CORP SR NT 3.2% DUE 06-06-2008	**	986
	HOME LOAN	HOME LN TR 2006-HI4 HOME LN BKD NT CL A-1 08-25-2020 REG	**	339
	NEXTTEL COMMUNICATIONS INC	NEXTEL COMMUNICATIONS INC SR SERIAL RED NT SER D 7.375 DUE 08-01-2015REG	**	233
	PVTPLA BANCO MERCANTILE	PVTPL BANCO MERCANTILE DEL NORTE S A GRAND CAY 6.135 DUE 10-13-2016 BEO	**	186
	PVTPL ERAC USA FINANCIAL CO	PVTPL ERAC USA FIN CO ERAC USA FIN COMP 5.8 OCT 2012 5.8 DUE 10-15-2012 BEO	**	744
	PVTPL TYCO ELECTRONICS GROUP	PVTPL TYCO ELECTRONICS GROUP S A GTD SR NT 144A 6 DUE 10-01-2012 BEO	**	184
	PVTPL XSTRATA FIN CDA LTD	PVTPL XSTRATA FIN CDA LTD GTD NT 144A 5.5% DUE 11-16-2011/11-13-2007 BEO	**	367
	REAL ESTATE AST	REAL ESTATE AST 2006-2 MTG 12/04/2017	**	451
	RESIDENTIAL FDG MORTGAGE	RESDNTL FDG MTG SECS II INC 2006-HSA1 HOME EQTY LN CL A-1 02-25-2036 REG	**	394
	SANTANDER DRIVE AUTO	SANTANDER DRIVE AUTO RECEIVABLES TR 2007-1 CL A-3 5.05% DUE 09-15-2011 BEO	**	752
	SECOND PRIORITY SR SECD	SECOND PRIORITY SR SECD NT 10% DUE 06-15-2012/06-15-2008 REG	**	388
	SLM CORP	SLM CORP MEDIUM TERM NTS BOOK ENTRY MTN 4 DUE 01-15-2009	**	963
	SPRINT	SPRINT CAP CORP GTD NT DTD 05/06/1999 6.375% DUE 05-01-2009 REG	**	1,006
	TELECOM ITALIA C	TELECOM ITALIA CAP GTD SR NT 6.2% DUE 07-18-2011 BEO	**	719
	TIME WARNER CABLE INC	TIME WARNER CABLE INC NT 5.4% DUE 07-02-2012/10-25-2007 REG	**	1,494
	UN PAC CORP	UN PAC CORP NT 3.875 DUE 02-15-2009/02-14-2009 BEO	**	297
	VERIZON GLOBAL	VERIZON GLOBAL FDG CORP NT 4 DUE 01-15-2008 BEO	**	250

Motorola, Inc. 401(k) Plan
Form 5500 Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007
Name of Plan Sponsor: Motorola, Inc.
Employer Identification Number: 36-1115800
Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Inerest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

	VIACOM INC	VIACOM INC SR NT 5.75% DUE 04-30-2011/10-18-2006	**	608
	VODAFONE GROUP	VODAFONE GROUP PLC NEW VODAFONE GROUP PLC 1/30/2008 3.95% DUE 01-30-2008 BEO	**	649
	VODAFONE GROUP	VODAFONE GROUP PLC NEW VODAFONE GROUP PLC 1/30/2008 3.95% DUE 01-30-2008 BEO	**	500
	WASHINGTON MUTUAL INC	WASHINGTON MUT INC NT 5% DUE 03-22-2012 BEO	**	355
	WASHINGTON MUTUAL INC	WASHINGTON MUT INC SR NT 4.2% DUE 01-15-2010 REG	**	625
	WFS FINANCIAL	WFS FINL 2005-3 OWNER TR NT CL D 4.76% DUE 05-17-2013 REG	**	413

		Total Corporate Debt Instruments	**	122,594

		Common Stock
*	MOTOROLA INC	MOTOROLA INC COM	**	383,338

		Common Collectives
*	THE NORTHERN TRUST COMPANY	COLTV SHORT TERM INVT FD	**	23,387
*	THE NORTHERN TRUST COMPANY	COLTV STIF	**	268,037
*	THE NORTHERN TRUST COMPANY	MFB NTGI-QM COLLECTIVE DAILY S&P MIDCAP 400 EQUITY INDEX FUND — LENDING	**	671,089
*	THE NORTHERN TRUST COMPANY	MFB NTGI-QM COLTV DAILY RUSSELL 2000 EQTY INDEX FD-LENDING	**	290,976
*	THE NORTHERN TRUST COMPANY	MFB NTGI-QM COLTV DAILY EAFE INDEX FD LENDING	**	1,018,360
*	THE NORTHERN TRUST COMPANY	MFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX FD-LENDING	**	2,035,103
*	THE NORTHERN TRUST COMPANY	MFB NTGI-QM COLLECTIVE DAILY AGGREGATE BOND FUND LENDING TIER H	**	1,033,089

		Total Common Collectives		5,340,041

*	PARTICIPANT LOAN	PARTICIPANT LOAN, VARYING MATURITIES WITH INTEREST RATES RANGING FROM 4.5% TO 21.34%	**	56,317

		Grand Total		5,994,576

*	Represents a party-in-interest to the Plan

**	Historical cost is disclosed only for nonparticipant-directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Motorola 401(k) Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA 401(k) PLAN
Date: June 25, 2008	By:	/s/ Shelia A. Forsberg
Shelia A. Forsberg
Senior Director, Global Rewards-Benefits, Motorola, Inc. and Member of the Motorola 401(k) Plan Committee